Exhibit 99.2

For immediate release

LION ELECTRIC CLOSES PREVIOUSLY ANNOUNCED MARKETED PUBLIC OFFERING OF UNITS

Offering results in Gross Proceeds of US$50 Million to Lion Electric

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 17, 2022 to its short form base shelf prospectus dated June 17, 2022.

MONTREAL, December 16, 2022 /CNW Telbec/ - The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that it has closed its previously announced marketed public offering of units (the “Units”) in the United States and Canada (the “Offering”). The Company issued 19,685,040 Units at a price of US$2.54 per Unit for aggregate gross proceeds to the Company of approximately US$50 million.

Each Unit consists of one common share in the capital of the Company (each a “Unit Share”) and one common share purchase warrant (each a “Warrant”). Each whole Warrant entitles the holder thereof to acquire one common share in the capital of the Company (each a “Warrant Share”) at an exercise price of US$2.80 per Warrant Share for a period of five (5) years following the closing of the Offering.

The Company is also pleased to announce that it has received approval to list the Warrants on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Warrants commenced trading under the ticker symbol LEV.WT.A on the TSX on December 16, 2022 following closing of the Offering, and are expected to commence trading on the NYSE under the symbol LEV WSA on or about December 21, 2022.

B. Riley Securities, Inc. and National Bank Financial Inc. acted as joint bookrunners for the Offering.

Under the terms of the underwriting agreement, the Company has granted the Underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the Offering, to purchase up to 2,952,755 additional Units at a price of US$2.54 per Unit, representing in the aggregate 15% of the total number of Units sold pursuant to the Offering.

Power Sustainable Capital Inc., through its wholly-owned subsidiary Power Energy Corporation, purchased 9,842,519 Units at the offering price representing an aggregate purchase price of approximately US$25 million.

The Company intends to use the net proceeds of the Offering to strengthen its financial position, and allow it to continue to pursue its growth strategy, including the Company’s capacity expansion projects in Joliet, Illinois and Mirabel, Québec.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Any statements contained in this press release that are not statements of historical fact, including the listing of the Warrants on the NYSE and the intended use of proceeds from the Offering, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. Such forward-looking statements are based on a number of estimates and assumptions that the Company believes are reasonable when made and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. Such estimates and assumptions are made by the Company in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this press release, including, among other factors, those risk factors identified in the offering documents relating to the Offering and the documents incorporated by reference therein. Readers are cautioned to consider these and other factors carefully when making decisions with respect to the Units and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Readers cannot be assured that the Offering discussed above will be completed on the terms described above, or at all. Except as may be expressly required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. All of the forward-looking statements contained in this press release are expressly qualified by the foregoing cautionary statements.

For further information: Nicolas Brunet, Executive Vice-President and Chief Financial Officer, 450-432-5466.